HypoVereinsban[redacted]

05005511

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

GSC12 - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, January 24th, 2005

Re: Bayerische Hypo- und Vereinsbank AG („HypoVereinsbank")
File No. 82-3777

SUPPL

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated January 21st, 2005 commenting on far-reaching measures taken in the 2004 annual financial statements

You will receive the items listed above in the both the German and the English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank Aktiengesellschaft

By: ______________
Name: Susan Eckenberg
Title: IR Manager

By: ______________
Name: Richard Speich
Title: IR Manager

Enclosure

File No.
82-3777

HVB Group

INVESTOR RELATIONS RELEASE **JANUARY 21, 2005**

Far-reaching measures in the 2004 annual financial statements: significant strengthening of HVB Group's future value-creation capability

- **Realignment of real estate finance within the Germany Business Segment**
- **Bundling of ailing real estate exposures in a new "Real Estate Restructuring" Segment for accelerated realization**
- **2004 financial statements: change in valuation method leads to an extraordinary provision of € 2.5 bn and an extensive release from risks resulting from legacy real estate exposures**
- **Restructuring charge of € 250 mn for the efficiency program**
- **Suspension of the dividend**
- **Outlook for 2005: substantial profitability surge and normalized loan-loss provisions**

Given the persistently difficult situation in the German real estate markets, the Management Board of HVB Group has decided to strategically realign the Germany Business Segment. To permit accelerated risk reduction, risk-encumbered legacy real estate exposures will be bundled and made marketable. Commitment criteria in commercial real estate finance will become even more stringent. As it was the case in the past, private real estate finance will remain an integral part of the bank's product range. These measures will also lead to a release of resources and allow HVB Group to exploit market opportunities with considerably higher profitability in the Germany Business Segment.

The ailing portfolios of the entire German real estate finance business of HVB AG will be transferred to the new "Real Estate Restructuring" Segment. It will comprise a volume of around € 15 bn. The goal is to completely whittle down the portfolios assigned to the Real Estate Restructuring Business Segment without placing a strain on the market, taking account of various options and the opportunities resulting from future trends in the real estate markets. Upon joining the Management Board, Johann Berger will assume responsibility for this portfolio reduction.

To enable a speedy reduction of these portfolios, a change in the valuation method used for these real estate collaterals is necessary. In deviation of the hitherto used approach, which was,

in many cases, geared to a restructuring of the individual exposures – also over a long-term horizon – with subsequent retransfer to normal business, these assets will now be recognized at their liquidation values. The change in valuation will enhance the marketability of the portfolios, the goal being to ensure faster capital release and an easing of refinancing and cost burdens.

To take account of the changed valuation method and ensure loss-free reduction, also by means of disposals, the segment will be secured with an extraordinary provision of € 2.5 bn. This will lead to a significant increase in the risk coverage ratio.

Due to the changed valuation of this real estate portfolio, HVB Group expects to see significantly reduced, normalized loan-loss provisions of approximately € 1.3 bn as early as this year. Overall, HVB Group plans to achieve a return on equity after taxes approx. in line with its cost of capital in 2005. The core capital ratio of the group will be approx. 6.0% at year-end 2004. The goal is to rapidly realize a noticeable increase in this ratio as quickly as possible by means of earnings retention.

Dieter Rampl, Board Spokesman of HVB Group: "We will considerably relieve future income statements. HVB Group will now be able to focus its resources fully on its profitable core business. We are thus taking key steps to set the stage for rapid achievement of a competitive profitability level and a strengthening of our earnings retention power."

The extraordinary provision will be recognized in the 2004 consolidated financial statements and result in the reporting of a corresponding loss. In addition, HVB Group will post a restructuring charge of € 250 mn associated with its announced efficiency program in its 2004 annual financial statements. The dividend for fiscal 2004 will have to be suspended. As usual, however, HVB will fully service all subordinate liabilities (participating certificates outstanding and hybrid capital).

Details on the 2004 annual financial statements, the separation of the Real Estate Restructuring Segment and the synergy effects associated with the efficiency program will be announced by HVB Group on February 24 upon publication of the key data of its annual financial statements.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

82-3777

INVESTOR RELATIONS RELEASE 21. JANUAR 2005

Weitreichende Maßnahmen im Jahresabschluss 2004: Deutliche Stärkung der künftigen Wertschöpfungskraft der HVB Group

- **Neuausrichtung der Immobilienfinanzierung im Geschäftsfeld Deutschland**
- **Bündelung von Immobiliensanierungsengagements in einem neuen Segment "Real Estate Restructuring" zur beschleunigten Verwertung**
- **Jahresabschluss 2004: Geänderte Bewertungsmethode führt zu einer Sonderwertberichtigung von 2,5 Mrd € und befreit umfassend von Risiken aus Immobilien-Altengagements**
- **Restrukturierungsrückstellung von 250 Mio € für das Effizienzsteigerungsprogramm**
- **Ausfall der Dividende**
- **Ausblick 2005: Deutlicher Profitabilitätssprung bei normalisierter Risikovorsorge**

Aufgrund der anhaltend schwierigen Situation auf den deutschen Immobilienmärkten hat der Vorstand der HVB Group eine strategische Neuausrichtung für das Geschäftsfeld Deutschland beschlossen. Um einen beschleunigten Abbau der Risiken zu ermöglichen, werden risikobehaftete Immobilien-Altengagements gebündelt und marktfähig gemacht. In der kommerziellen Immobilienfinanzierung werden die Vergabekriterien nochmals verschärft. Die private Immobilienfinanzierung bleibt wie bisher integraler Bestandteil des Produktangebots der Bank. Diese Maßnahmen werden auch zu einer Freisetzung von Ressourcen führen und eröffnen der HVB Group die Möglichkeit, Marktchancen bei einer deutlich höheren Profitabilität im Geschäftsfeld Deutschland zu nutzen.

Die Sanierungsbestände des gesamten deutschen Immobilienfinanzierungsgeschäfts der HVB AG werden in das neue Segment "Real Estate Restructuring" überführt. Dieses wird ein Volumen von etwa 15 Mrd € umfassen. Ziel ist es, die dem Geschäftsfeld Real Estate Restructuring zugeordneten Portfolien marktschonend unter Berücksichtigung verschiedener Optionen sowie der sich aus der weiteren Entwicklung der Immobilienmärkte ergebenden Chancen vollständig

abzubauen. Die Verantwortung für diesen Abbau übernimmt im Vorstand mit seinem Eintritt Johann Berger.

Um einen zügigen Abbau dieser Portfolien zu ermöglichen, ist eine Änderung der Bewertungsmethode für den Ansatz dieser Immobiliensicherheiten erforderlich. Abweichend vom bisherigen Vorgehen, das in vielen Fällen auf eine – auch längerfristige – Sanierung der einzelnen Engagements mit anschließender Rückführung ins Normalgeschäft ausgerichtet war, erfolgt nunmehr eine Bewertung zu Liquidationswerten. Die Bewertungsänderung erhöht die Marktgängigkeit der Bestände mit dem Ziel einer schnelleren Eigenkapitalfreisetzung sowie der Refinanzierungs- und Kostenentlastung.

Um der geänderten Bewertungsmethode Rechnung zu tragen und zur Ermöglichung eines verlustfreien Abbaus auch durch Veräußerungen, wird das Segment mit einer Sonderwertberichtigung von 2,5 Mrd € abgesichert. Dies führt zu einem signifikanten Anstieg der Abschirmungsquote.

Infolge der geänderten Bewertung dieses Immobilienportfolios rechnet die HVB Group bereits in diesem Jahr mit einer deutlich reduzierten, normalisierten Kreditrisikovorsorge von ca. 1,3 Mrd €. Insgesamt plant die HVB Group 2005 eine Eigenkapitalrentabilität nach Steuern zu erreichen, die etwa der Höhe ihrer Kapitalkosten entspricht. Die Kernkapitalquote wird im Konzern zum Jahresende 2004 bei ca. 6,0% liegen. Sie soll möglichst schnell durch Thesaurierung wieder spürbar erhöht werden.

Dieter Rampl, Sprecher des Vorstands der HVB Group: "Wir entlasten künftige Ertragsrechnungen in erheblichem Umfang. Die HVB Group kann ihre Ressourcen jetzt voll auf ihr profitables Kerngeschäft konzentrieren. Damit schaffen wir wesentliche Voraussetzungen zum zügigen Erreichen eines wettbewerbsfähigen Profitabilitätsniveaus und zur Stärkung unserer Thesaurierungskraft. "

Die Sonderwertberichtigung wird im Konzernabschluss 2004 berücksichtigt und zu einem entsprechenden Verlustausweis führen. Zusätzlich wird die HVB Group im Jahresabschluss 2004 eine Restrukturierungsrückstellung im Zusammenhang mit dem angekündigten Effizienzsteigerungsprogramm im Umfang von insgesamt 250 Mio € buchen. Die Zahlung einer Dividende für das Geschäftsjahr 2004 muss entfallen. Die HVB wird jedoch alle Nachrangverbindlichkeiten (Genussschein- und Hybridkapital) wie gewohnt in vollem Umfang bedienen.

Einzelheiten zum Jahresabschluss 2004, zur Separierung von Real Estate Restructuring und zu den mit dem Effizienzsteigerungsprogramm verknüpften Synergieeffekten wird die HVB Group am 24. Februar mit Veröffentlichung der Eckdaten zum Jahresabschluss bekannt geben.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir